FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐         Form 40-F ☒

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐        No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached is Domtar Inc.’s Notice of Special Meeting of Domtar Securityholders and Management Information Circular regarding the plan of arrangement involving Domtar and Weyerhaeuser’s Fine Paper Business.

INCORPORATION BY REFERENCE

Attached as Exhibit 99.1 to this report on Form 6-K is Domtar Inc.’s Notice of Special Meeting of Domtar Securityholders and Management Information Circular regarding the plan of arrangement in accordance with Canadian law involving Domtar and the fine paper business of Weyerhaeuser Company (the “Fine Paper Business”).

The proposed combination of Domtar and Weyerhaeuser’s Fine Paper Business was initially announced by Domtar on August 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: January 31, 2007	By	/s/ RAZVAN L. THEODORU
Razvan L. Theodoru Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Special Meeting of Domtar Securityholders and Management Information Circular

3